UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riverbank Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue - 12th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Navins 212-871-7965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue - Floor 3	New York	New York	10022
(Address)	(City)	(State)	(Zi ode)

[redacted]

12014868

KW 4/2

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 4/13

OATH OR AFFIRMATION

I, David M. Tanen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverbank Capital Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AUDREY BLUM
Notary Public, State of New York
No. 01BL6242334
Qualified in Queens County
Commission Expires May 31, 2015

Notary Public

Signature

Secretary and Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERBANK CAPITAL SECURITIES, INC.
SEC File Number: 8-66912

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2011

RIVERBANK CAPITAL SECURITIES, INC.
New York, New York

FINANCIAL STATEMENTS

December 31, 2011

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Stockholders
Riverbank Capital Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Riverbank Capital Securities, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbank Capital Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and such records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 27, 2012

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS		
Cash and cash equivalents	$	318,359
Due from clients		14,375
Securities owned, at fair value		221,728
Property and equipment, net of accumulated depreciation of $60,142		39,699
Other assets		46,459
	$	640,620
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	153,128
Deferred income taxes		4,000
Due to related party		19,266
Total liabilities		176,394
Commitments and contingencies		
Stockholders' equity		
Common stock, $.001 par value; 100 shares authorized, 75 issued and outstanding		-
Additional paid-in capital		75,000
Retained earnings		389,226
Total stockholders' equity		464,226
	$	640,620

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2011

Revenue	
Placement fee income	$ 1,766,470
Unrealized appreciation on investments	5,016
Interest	4,716
	1,776,202
Expenses	
Salaries, commissions and benefits	1,629,849
Professional fees	84,728
Rent and occupancy	77,845
Office expenses	53,413
Regulatory fees	24,377
Other operating expenses	14,823
Depreciation	10,826
	1,895,861
Loss before provision for income taxes	(119,659)
Provision for income taxes	6,193
Net loss	$ (125,852)

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2011

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
Balance at January 1, 2011	75	$ -	$ 75,000	$ 815,078	$ 890,078
Dividends paid	-	-	-	(300,000)	(300,000)
Net loss, year ended December 31, 2011	-	-	-	(125,852)	(125,852)
Balance at December 31, 2011	75	$ -	$ 75,000	$ 389,226	$ 464,226

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2011

Cash flows from operating activities		
Net loss	$	(125,852)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		10,826
Unrealized appreciation on investments		(5,017)
Deferred income taxes		(2,100)
Changes in operating assets and liabilities		
Due from clients		(14,375)
Due to related party		61,571
Other assets		(32,977)
Warrants receivable - at fair value		1,809,682
Warrants payable - at fair value		(1,808,300)
Accounts payable and accrued expenses		(430,349)
Income taxes payable		(25,542)
Net cash used in operating activities		(562,433)
Cash flows from investing activties		
Cash paid to exercise warrants		(47,011)
Purchase of property and equipment		(36,257)
Related party loan		200,000
Net cash provided by investing activities		116,732
Cash flows from financing activties		
Dividends paid		(300,000)
Net cash used in financing activities		(300,000)
Net decrease in cash and cash equivalents		(745,701)
Cash and equivalents, beginning of the year		1,064,060
Cash and equivalents, end of the year	$	318,359
Supplemental disclosure of cash flow information		
Income taxes paid	$	38,680

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS ACTIVITIES

The Company

Riverbank Capital Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 5, 2004, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from the requirement to make computations of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is authorized to act as an agent in the private placement of securities and to provide advisory services in connection with merger and acquisition transactions. The Company provides services principally to companies that operate in the bio-technology industry. The Company operates from its shared office facility located in New York, New York.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of credit risk

The Company maintains all of its cash in bank deposit accounts at one financial institution which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant risk on cash.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Repairs and maintenance are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated or amortized over the shorter of the term of the lease or the estimated useful lives of the assets. The Company's assets are primarily computers, telephone equipment and leasehold improvements with estimated useful lives of between three and five years.

Securities owned

The Company's securities owned consist of common stock and warrants to purchase common stock which are both carried at fair value. The fair value of the common stock is determined using quoted market prices. The fair value of the warrants is determined using the Black-Scholes Option-Pricing Model. The change in fair value of the securities owned is recognized in the statement of operations with transactions recorded on a trade-date basis.

- Continued -

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Private placement fees and expense reimbursements are recorded at the time the revenue is earned and no longer subject to negotiation or refund.

The Company's placement fees are typically payable in cash at or following the closing of a private placement. The Company's fees often include warrants to purchase a specified number of the issuer's securities. The Company uses the Black-Scholes Option Pricing Model to value the placement fee income paid in the issuer's warrants.

Commissions

Commission expense is recognized when the related revenue is earned and paid for providing the Company's clients with introductions to accredited investors. Commissions are paid after the Company's successful receipt, deposit, and availability of funds or warrants depending on form of revenue received.

Income taxes

The Company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. As such, no provision or liability is made for Federal and State income taxes since such obligations are the responsibility of the individual stockholders. A provision is made for local New York City Corporation Tax as New York City does not recognize S Corporations as pass through entities and therefore the Company is subject to the tax.

The Company accounts for New York City income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

The income tax returns of the Company are subject to examination by federal, state and city taxing authorities. Such examination could result in adjustments to net income or loss, which changes could affect the income tax liabilities of the individual stockholders and/or the Company. The Company's tax returns are open for inspection for the four years ended December 31, 2011.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.

The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the Company's provision for (benefit from) income taxes. The Company recognized no amounts for interest and penalties related to unrecognized tax benefits in 2011 and 2010. In addition, the Company had no amounts accrued for interest and penalties as of December 31, 2011 and 2010, respectively.

- Continued -

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

The adoption of recently effective accounting standards did not have a material effect on the Company's financial statements nor does the Company believe that any other recently issued but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company entered into an Office Services Agreement with a related party in which the related party provides office space, payroll, office and administrative services to the Company. The Company reimburses the related party for its share of such expenses. For the year ended December 31, 2011, reimbursable expenses amounted to $558,624, of which $19,266 is unpaid as of December 31, 2011.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

On November 16, 2010 the Company entered into a loan agreement with a related party in which the related party received a loan of $200,000. The loan bears interest at 5% and was payable in full upon the earlier of: (1) the receipt by the borrower of $1,000,000 through the sale of debt or equity securities, or (2) May 16, 2011. On March 11, 2011, the related party repaid the entire balance of the note, including $3,096 of accrued interest.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2011, the Company had net capital of $216,824, which exceeded its required minimum net capital of $11,493 by $205,332 and an aggregate indebtedness to net capital ratio of .80:1.

NOTE 6 – INVESTMENTS

Warrants to acquire common stock

The Company often receives warrants to acquire common stock of the companies as commissions for acting as an introducing broker in private placements. The Company carries the warrants at fair value. The Company measures the fair value of the warrants using the Black-Scholes Option-Pricing Model and recognizes changes in fair value in the statement of operations. As of December 31, 2011, the Company had warrants with a fair value of $120,100 and recognized unrealized appreciation on the warrants of $34,900.

Common stock

On June 10, 2011, the Company exercised warrants to purchase 23,045 shares of common stock at an exercise price of $2.04 per share. The exercised warrants had a cost basis of $38,700, resulting in an aggregate cost basis for the common stock of $85,712.

- Continued -

NOTE 6 – INVESTMENTS (Continued)

As of December 31, 2011, the Company had common stock with a fair value of $101,628 and unrealized depreciation of $29,884.

Contingent warrant commissions

As part of the introduction agreement between the Company and one of its clients (the "Client"), in which the Client completed a private placement of convertible promissory notes (the "Notes"), the Company is entitled to receive warrants equal to 5% of the aggregate number of securities sold in the private placement. The Company will receive the warrants upon the Client's completion of a subsequent equity financing. If the Notes are repaid or converted at the option of the holder prior to the subsequent equity financing, the Company will not receive 5% warrant commission. As of December 31, 2011, the Client has not completed a subsequent equity financing and the Company has not recognized any revenue related to this transaction.

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of December 31, 2011.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company used the following methods and significant assumptions to estimate fair value:

Common stock

The fair value of common stock is determined by quoted market prices (Level 1). As of December 31, 2011, the Company has determined, using quoted market prices, that the fair value of the common stock is $101,628.

Warrants to acquire common stock

The fair value of warrants held by the Company has been estimated by management in the absence of a readily ascertainable market value (Level 3). As of December 31, 2011, the Company has determined, based upon the Black-Scholes Option Pricing Model, that the fair value of these warrants is $120,100.

- Continued -

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the Company's fair value hierarchy for these assets measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value December 31, 2011	Quoted Market Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Warrants to acquire common stock (1)	$ 120,100	$ -	$ -	$ 120,100
Common stock (1)	101,628	101,628	-	-
Total	$ 221,728	$ 101,628	$ -	$ 120,100

(1) Bio-Technology Industry

The assumptions used in the Black-Scholes Option Pricing Model for these warrants are outlined below:

Term	3.4 - 5.9 Years
Volatility	94.42%
Strike price	$0.58 - 1.10
Share price	$0.75 - 1.16
Risk-free interest rate	0.83%

The Company's management used the following assumptions for the above Black-Scholes Option Pricing Model inputs: On the option grant date, the currently available quoted market price for determining the fair value of the warrants common stock, an expected volatility based on the average expected volatilities of a sampling of five companies with similar attributes to the warrants' common stock, including industry, stage of life cycle, size and financial leverage, an expected dividend rate of 0% based on historical trends for similar Company's, a risk free interest rate based on the current U.S. Treasury 5-year Treasury Bill and an expected forfeiture rate of 0%.

Because of the inherent uncertainty of valuation, the estimated value may differ significantly from the fair value that would have been used had a ready market for the warrants existed, and the difference could be material.

- Continued -

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table provides a summary of changes in fair value of the Company's assets and liabilities measured using significant unobservable inputs (Level 3), as well as the portion of gains or losses included in income attributable to unrealized appreciation and depreciation that relate to those assets and liabilities held as of December 31, 2011:

	Fair Value Measurements Using Significant Other Observable Inputs (Level 3)			
	Warrants to Acquire Common Stock	Warrants Receivable	Warrants Payable	Total
Balance at January 1, 2011	$ 84,500	$ 1,894,882	$ (1,808,300)	$ 171,082
Purchases, sales, and settlements				
Warrants received in connection with private placement	85,200	(1,894,882)	-	(1,809,682)
Commissions paid in the form of warrants	-	-	1,808,300	1,808,300
Transfer out - exercise of warrants into shares of common stock	(84,500)	-	-	(84,500)
Total gains or losses				
Unrealized appreciation reflected in earnings pertaining to warrants still held at the reporting date	34,900	-	-	34,900
Balance at December 31, 2011	$ 120,100	$ -	$ -	$ 120,100

NOTE 8 – INCOME TAXES

Provision for income taxes for the year ended December 31, 2011, consists of the following:

New York City - current	$ 2,193
New York City - deferred	4,000
	$ 6,193

Temporary differences that give rise to deferred tax assets and liabilities consist of (i) unrealized gains and losses on warrants, (ii) accelerated depreciation on fixed assets, and (iii) organizational costs capitalized for income tax purposes. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

- Continued -

NOTE 9 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

- Continued -

SUPPLEMENTARY INFORMATION

RIVERBANK CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS
REQUIRED BY RULES 15c3-1 AND 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

Stockholders' equity	$	464,226
Less non allowable assets		
Warrants - at fair value		(120,100)
Property and equipment, net		(39,699)
Due from clients		(14,375)
Other assets		(42,459)
Total net capital before haircuts		247,593
Less haircuts on securities		
Equities - ZIOP Common Stock		(15,244)
Money market funds		(5,494)
Less undue concentration		
Equities - ZIOP Common Stock		(10,030)
Net capital	$	216,824
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	11,493
Excess net capital	$	205,332
Excess net capital at 1,000% (the lessor of net capital less 10% of aggregate indebtedness or 120% of minimum dollar capital requirement)	$	199,585
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	172,394
Ratio of aggregate indebtedness to net capital		.80:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's part IIA of the unaudited FOCUS report Form X-17A-5 as of December 31, 2011.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders
Riverbank Capital Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Riverbank Capital Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- Continued -

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness; yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 27, 2012

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT ACCOUNTANTS
ON APPLYING AGREED-UPON PROCEDURES

Stockholders
Riverbank Capital Securities, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Riverbank Capital Securities, Inc. ("the Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with these requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2011 with respective cash disbursement records entries noting no differences.

2. Compared the total revenues in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 for the year ended December 31, 2011 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended December 31, 2011 and in the related schedules and working papers supporting the adjustments noting no differences and mathematical errors.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 for the year ended December 31, 2011 on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 27, 2012